Exhibit 99.1

UNILEVER AND PERDIGÃO ANNOUNCE STRATEGIC ALLIANCE

Unilever and Perdigão announce that they are combining their respective skills in a joint venture to manage the Becel and Becel ProActiv brands in Brazil as well as to identify opportunities for other businesses.

In the light of their complementary characteristics, the two companies will bring together Perdigão’s long experience in the manufacture, sale and distribution of food products in Brazil with the advanced technology, marketing and innovation, as well as brand recognition of Unilever both in Brazil and worldwide.

This strategic alliance will provide the Brazilian market with high added value items aimed principally at consumers seeking healthy and functional nutrition.

Unilever reaffirms its purpose to continue expanding the alternatives for growing the Becel e Becel ProActiv brands, totally aligned with the company’s Vitality mission, thus preserving its pioneering spirit and leadership in the segment of products promoting cardiovascular health.

The strategic alliance between the two companies also includes Unilever’s sale to Perdigão of the Doriana, Delicata and Claybon brands. the agreement for acquisition of which was concluded today. The manufacture of these brands will continue at Unilever’s plant in Valinhos, state of São Paulo.

Perdigão wishes to underscore that margarine is a product in total synergy with the chain of chilled and frozen products already distributed by the Company. Growth in the market for margarines is one of the priorities in the corporate expansion program.

During the transition period, Unilever and Perdigão undertake to maintain the market fully supplied with these brands in complete alignment with the common commitment of the two companies to its customers, consumers and other stakeholders.

São Paulo, June 25 2007.

Vinicius Prianti	Nildemar Secches
CEO	CEO
Unilever	Perdigão